Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

mkraines@fulbright.com direct dial: (212) 318-3261	telephone: (212) 318-3000 facsimile: (212) 318-3400

July 3, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

Re:	Applied DNA Sciences, Inc.
Amendment No. 10 to
Registration Statement on Form SB-2 on Form S-1
File No. 333-122848

Dear Mr. Riedler:

On behalf of Applied DNA Sciences, Inc. (the “Company”), in response to the Staff’s comment letter dated June 24, 2008 (the “Comment Letter”) in connection with Amendment No. 10 (“Amendment No. 10”) to the Company’s above-referenced Registration Statement on Form SB-2 on Form S-1 (the “Registration Statement”), we hereby submit proposed changes to Amendment No. 10 and supplemental information for your review.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request.  The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.  We intend to file Amendment No. 11 to the Registration Statement when the Company’s responses to the Comment Letter have been approved.  We hope this approach is satisfactory.

FORM S-l

Management’s Discussion and Analysis of Financial Condition and Plan of Operations

Critical Accounting Policies, page 14

Equity Issued with Registration Rights

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
July 3, 2008

1.
Please refer to prior comment one.  We acknowledge your proposed new disclosure.  Please expand your disclosure to discuss the specific methods and key assumptions used to estimate this obligation, particularly the factors that caused you to increase this obligation by $7,725,585 in 2007.  Provide us a calculation of how you derived the increase in the liability.  Also, as previously requested, include all disclosure required by paragraph 12 of EITF 00-19-2, such as the events or circumstances that would require you to transfer consideration under this arrangement.

Response:  The Company proposes to revise the disclosure on pages 14 and 15 of Amendment No. 10 as set forth on Exhibit A.  Attached as Exhibit B hereto is a calculation of the $7,725,585 liability for liquidated damages as of September 30, 2007.

Notes to Consolidated Financial Statements
Note D-Private Placement of Convertible Notes
Revaluation of Warrant Liability, page F-21

2.
Please refer to prior comment six.  We do not understand how paragraph Example 7 of A14 of FSP EITF 00-19-2 supports your reclassification of the cumulative fair value of the warrants and cumulative reported gains.  The accrual of your liquidating damage appears to indicate that Example 7 is not applicable to you.  Please provide an expanded explanation of your basis for this accounting treatment.  In particular, tell us the specific factors that you considered in concluding that payments related to registration rights for these warrants were not probable and that apart from the registration rights arrangement, these warrants would otherwise have been classified as equity instruments in accordance with other applicable GAAP for all periods.

Response:  In connection with the accounting and disclosure of the warrant liability, the Company should have referred to Example 8 , paragraph A15 of FSP EITF 00-19-2 Accounting for Registration Payment Arrangements ("FSP 00-19-2"), instead of Example 7.

As previously disclosed, the Company accounted for the warrants issued in connection with the promissory notes as a liability in accordance with EITF 00-19, Accounting For Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock (“ EITF 00-19”).  The potential payments related to the liquidated damages were accrued as incurred and charged to operations with a corresponding increase in accounts payable and accrued expenses (see response to Comment 1).

Based upon the following analysis of paragraphs 12-32 of EITF 00-19, as a result of the adoption of FSP 00-19-2, and apart from the provisions of the registration rights agreement, the Company has concluded the warrants would have met the requirements for equity classification at the date of issuance.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
July 3, 2008

•	The warrants do not include any provision requiring a cash settlement by the Company.

•	The warrant agreements permit the Company to settle in unregistered shares, apart from the provisions of the registration rights agreement.

•	The Company has sufficient authorized and unissued shares as of the most recent balance sheet date to settle the delivery of the underlying shares of common stock.

•	The warrant agreement contains an explicit limit on the number of shares to be delivered in a share settlement.

•	There are no required cash payments to the warrant holders in the event the Company fails to make timely filings with the SEC.

•
There are no required cash payments to the warrant holders if the shares initially delivered upon settlement are subsequently sold by the warrant holders and the sales proceeds are insufficient to provide the warrant holders with full return of the amount due (i.e., no cash settled "top-off" or "make-whole" provisions).

•	There are no provisions in the warrant agreement that indicate that the warrant holder has rights that rank higher than those of a shareholder of the stock underlying the warrant.

•	The warrant agreement requires net-cash settlement only in specific circumstances in which holders of shares underlying the warrant also would receive cash in exchange for their shares.

•	There is no requirement in the warrants to post collateral at any point or for any reason.

Based upon the above analysis, the Company believes that apart from the registration rights agreement, the Company’s warrant instruments should be classified as equity and its policy accounting for equity instruments is reasonable and complies with current accounting principles generally accepted in the US.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
July 3, 2008

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3261.

Very truly yours,

Merrill M. Kraines

Enclosures

cc:	Mr. John Krug, Senior Staff Attorney
Mary Mast, Senior Accountant
Amy Bruckner, Staff Accountant
James A. Hayward, Applied DNA Sciences, Inc.

EXHIBIT A

We believe that our existing capital resources will enable us to fund our operations until approximately September 2008.  We believe we may be required to seek additional capital to sustain or expand our prototype and sample manufacturing, and sales and marketing activities, and to otherwise continue our business operations beyond that date.  We have no commitments for any future funding, and may not be able to obtain additional financing or grants on terms acceptable to us, if at all, in the future.  If we are unable to obtain additional capital this would restrict our ability to grow and may require us to curtail or discontinue our business operations.  Additionally, while a reduction in our business operations may prolong our ability to operate, that reduction would harm our ability to implement our business strategy.  If we can obtain any equity financing, it may involve substantial dilution to our then existing shareholders.

Product Research and Development

We anticipate spending approximately $15,000 for product research and development activities during the next twelve (12) months.

Acquisition of Plant and Equipment and Other Assets

We do not anticipate the sale of any material property, plant or equipment during the next 12 months.  We do anticipate spending approximately $100,000 on the acquisition of leasehold improvements during the next 12 months.  We believe our current leased space is adequate to manage our growth, if any, over the next 2 to 3 years.

Number of Employees

We currently have seven employees and three part-time employees.  The company expects to increase its staffing dedicated to sales, product prototyping, manufacturing of DNA markers and forensic authentication services.  Expenses related to travel, marketing, salaries, and general overhead will be increased as necessary to support our growth in revenue.  In order for us to attract and retain quality personnel, we anticipate we will have to offer competitive salaries to future employees.  We anticipate that it may become desirable to add additional full and or part time employees to discharge certain critical functions during the next 12 months.  This projected increase in personnel is dependent upon our ability to generate revenues and obtain sources of financing.  There is no guarantee that we will be successful in raising the funds required or generating revenues sufficient to fund the projected increase in the number of employees.  As we continue to expand, we will incur additional costs for personnel.

Critical Accounting Policies

Financial Reporting Release No. 60, published by the SEC, recommends that all companies include a discussion of critical accounting policies used in the preparation of their financial statements.  While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical.  Policies determined to be critical are those policies that have the most significant impact on our consolidated financial statements and require management to use a greater degree of judgment and estimates.  Actual results may differ from those estimates.

We believe that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our consolidated results of operations, financial position or liquidity for the periods presented in this prospectus.

The accounting policies identified as critical are as follows:

•	Equity issued with registration rights;
•	Revenue recognition;
•	Allowance for Doubtful Accounts;
•	Warrant liability; and
•	Fair value of intangible assets.

Equity Issued with Registration Rights

In connection with the private placement of our convertible promissory notes and warrants to certain investors during the fiscal quarters ended December 31, 2003, December 31, 2004, March 31, 2005, March 31, 2006 and June 30, 2006, pursuant to a registration rights agreement we agreed to file a registration statement to register the common stock issuable upon the conversion of the promissory notes and the exercise of the warrants and to have the registration statement declared effective by the SEC.  The registration rights agreement provided for the payment of liquidated damages if ~~the~~a registration statement was not declared effective by the SEC within 120 days of the private placement of the convertible promissory notes .  The liquidated damages are equal to 3.5% per month of the aggregate proceeds , with no limitations.   The liquidated damages may be paid in cash or our common stock, at our option .  Although the promissory notes and warrants do not provide for net-cash settlement, the existence of liquidated damages provides for a defacto net-cash settlement option.  Therefore, the common stock issuable upon the conversion of the promissory notes and the exercise of the warrants subject to the liquidated damages provisions of the registration rights agreement does not meet the tests required for shareholders’ equity classification in the past, and accordingly has been reflected between liabilities and equity in our previous consolidated balance sheet.

14

As of September 30, 2007, we did not have a registration statement declared effective relating to the common stock issuable upon the conversion of the promissory notes and the exercise of the warrants.  In accordance with EITF 00-19-2, we evaluated the likelihood of having the registration statement declared effective by the SEC.   ~~Accordingly, we have recorded a~~As of September 30, 2007, we determined it was probable that we will be required to remit payments to these investors because of our failure to have the registration statement declared effective and we estimated that the obligation to make additional payments would continue for nine months from September 30, 2007, at which time we estimated that the registration statement would have been declared effective.  Although we were unable to estimate the exact amount of time needed to have the registration statement declared effective, we believed that an additional nine months would be required to complete the SEC’s comment and review process and have the registration statement declared effective.  In accordance with SFAS No. 5, Accounting For Contingencies, we accrued nine months of additional liquidated damages, or $3,310,965, as a charge to operations during the year ended September 30, 2007.

As a result of not having our registration statement declared effective, we recorded an aggregate liability of $11,750,941 as of September 30, 2007 and an increase of $7,725,585 as compared to September 30, ~~2006~~2006, in order to account for ~~these~~the potential liquidated damages accruing until the registration statement is declared effective by the SEC.   ~~The~~This increase, which was charged to operations as a selling, general and administrative expense , in fiscal 2007, is comprised of $8,439,976 of current and prior years’ stipulated contractual obligations, plus ~~an~~the additional accrual of $3,310,965 described previously to account for ~~these~~the potential liquidated damages until the expected effectiveness of the registration statement is achieved.

In developing the best estimate for the accrual of additional liquidating damages, we took into account a number of factors and information, including, but not limited to, the following:

•	advice of our legal counsel and other advisors;
•	our experience in addressing comments raised by the SEC in past registration statements;
•	the limited number of matters needed to be addressed by the Company to achieve effectiveness;  ~~and~~
•	our limited resources in connection with responding to SEC comments; and
•	the intent to achieve effectiveness of the registration statement as soon as practicable.

Estimates of potential future damages are based on our assumptions and projections and actual results and outcomes could differ significantly.

In September 2007, we issued common stock upon conversion of the final convertible promissory note that contained embedded derivatives, such as certain conversion features, variable interest features, call options and default provisions.

~~The Company has an accumulative~~As of September 30, 2007, we have an aggregate accrual of $11,750,941 ~~in liquidating~~of liquidated damages in ~~relationship to the~~connection with certain previously outstanding convertible promissory notes and related warrants, which is included in accounts payable and accrued liabilities.  Any increases to the accrued liabilities will be charged to operations as a selling, general and administrative expense.  Any decreases will be included in other income (expenses) .

Revenue Recognition

Revenues are derived from rendering professional, scientific and technical services to our customers in connection with authentication of raw materials used in certain commercial products, such as cotton.  In addition, we sell our products, including Signature DNA Markers and DermalRx, to customers in the biotechnology, personal care and consumer products industries.

Our contracts for services have different terms and depending on the scope, deliverables and complexity of the engagement, we are frequently required to make judgments and estimates with respect to recognizing revenues.

We examine each contract and consider the appropriate revenue recognition in accordance with SAB 104 and Emerging Issue Task Force, or EITF, 00-21, Revenue Recognition with Multiple Deliverables, or EITF 00-21.  Revenue from fixed price single task consulting contracts is generally recorded upon completion of the contracts, which are generally short-term, or upon completion of identifiable contractual tasks.  We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectibility is reasonably assured.

At the time we enter into a contract that includes multiple tasks, we estimate the amount of actual labor and other costs that will be required to complete each task based on historical experience.  Since we have limited operating history, we have based our estimates of labor and other costs upon the following factors:

•	results of previous services rendered in connection with providing potential customers with a proof of concept in connection with the specific application of our products and services;
•	time records of personnel and contractors assigned to the identifiable contractual tasks; and
•	specific identification of other direct costs (e.g. supplies, materials etc.) consumed in connection with completing the identifiable tasks.

We believe these estimates are reasonable, reliable and dependable as they are based on our expertise in extracting DNA, applying our SigNature DNA Marker to various products as well as recovering our SigNature DNA Marker after it has been applied.

Revenues from the achievement of contractual milestones, if deemed substantive, are recognized as revenue when the milestones are achieved, and milestone payments are due and collectible.  Revenue relative to each task and from contracts which are time and materials based is recorded as effort is expended.  Billings in excess of amounts earned are deferred.  Any anticipated losses on contracts are charged to income when identified.  Milestones are based upon contractually agreed upon terms between us and our customers. To the extent we do not accurately forecast the level of effort required to complete a contract, or individual tasks within a contract, and we are unable to negotiate additional billings with a customer for cost over-runs, we may incur losses on individual contracts.  All selling, general and administrative costs are treated as period costs and expensed as incurred.

While each contract is different, we generally provide the following general deliverables:

•	written or oral reports as to the authenticity of the product;
•	written or oral reports as to the presence of our SigNature DNA Marker;
•	written or oral reports as to the status of a particular feasibility study; and
•	delivery of our Signature DNA Markers.

Since our transition to an operating company in fiscal 2007, we have earned and received $452,825 in payments from various contracts and purchase orders with an average gross profit margin of $355,747.

Allowance for Uncollectible Receivables

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments.  The Company uses a combination of write-off history, aging analysis and any specific known troubled accounts in determining the allowance.  If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

15

EXHIBIT B

												Estimated time to Effectiveness (9 months)

Penalty Interest 3.5%	Principal Amount	Jun 30 05	Sep 30 05	Dec 31 05	Mar 31 06	Jun 30 06	Sep 30 06	Dec 31 06	Mar 31 07	Jun 30 07	Sep 30 07		Total
Mar 2005 Raise	7,371,000				773,955.00	773,955.00	773,955.00	773,955.00	773,955.00	773,955.00	773,955.00	2,321,865.00	7,739,550.00
Dec 2004/ Feb 2005 Raise	1,465,000	25,657.50	153,825.00	153,825.00	153,825.00	153,825.00	153,825.00	153,825.00	153,825.00	153,825.00	153,825.00	461,475.00	1,871,557.50
2003 Bridge Note	1,675,000	29,333.50	175,875.00	175,875.00	175,875.00	175,875.00	175,875.00	175,875.00	175,875.00	175,875.00	175,875.00	527,625.00	2,139,833.50
Accrued liability as of 6/30/2008		54,991.00	329,700.00	329,700.00	1,103,655.00	1,103,655.00	1,103,655.00	1,103,655.00	1,103,655.00	1,103,655.00	1,103,655.00	3,310,965.00	11,750,941.00